Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Tuya Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

90114C107**

(CUSIP Number)

December 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP Number assigned to the Class A Ordinary Shares. CUSIP Number 90114C107 has been assigned to the American Depositary Shares (“ADSs”) of Tuya, Inc. Each ADS represents one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90114C107	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons Anchor V Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO

CUSIP No. 90114C107	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Anchor @ 65 Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Anchor Fund @ 65 Limited Partnership(1)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person PN, HC

[1]	Anchor Fund @ 65 Limited Partnership does not have separate legal personality under Singapore law, and acts through its general partner, Anchor GP Pte. Ltd.

CUSIP No. 90114C107	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Anchor GP Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons 65EP Investment IV Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons 65EP Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons 65 Equity Partners Management (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, IA

CUSIP No. 90114C107	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons 65 Equity Partners Management Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons 65 Equity Partners Group Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons 65 Equity Partners Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,626,900
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,626,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,626,900
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person OO, HC

CUSIP No. 90114C107	Schedule 13G	Page 11 of 16

ITEM 1. (a)	Name of Issuer:

Tuya Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang, 310012, People’s Republic of China

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Anchor V Pte. Ltd.

Anchor @ 65 Pte. Ltd.

Anchor Fund @ 65 Limited Partnership

Anchor GP Pte. Ltd.

65EP Investment IV Pte. Ltd.

65EP Investments Pte. Ltd.

65 Equity Partners Management (Singapore) Pte. Ltd.

65 Equity Partners Management Pte. Ltd.

65 Equity Partners Group Pte. Ltd.

65 Equity Partners Pte. Ltd.

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 501 Orchard Road, #11-01 Wheelock Place, Singapore 238880.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Republic of Singapore.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00005 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

90114C107 is the CUSIP number assigned to the American Depositary Shares (“ADSs”) associated with the Class A Ordinary Shares. Each ADS represents one Class A Ordinary Share.

CUSIP No. 90114C107	Schedule 13G	Page 12 of 16

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of the date hereof, based upon 504,387,299 Class A Ordinary Shares outstanding as of December 31, 2023, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Anchor V Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
Anchor @ 65 Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
Anchor Fund @ 65 Limited Partnership	74,626,900	14.8%	0	74,626,900	0	74,626,900
Anchor GP Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
65EP Investment IV Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
65EP Investments Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
65 Equity Partners Management (Singapore) Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
65 Equity Partners Management Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
65 Equity Partners Group Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900
65 Equity Partners Pte. Ltd.	74,626,900	14.8%	0	74,626,900	0	74,626,900

Anchor V Pte. Ltd. is the record holder of the securities reported herein. Anchor @ 65 Pte. Ltd. is the sole owner of Anchor V Pte. Ltd. Anchor Fund @ 65 Limited Partnership (acting through its general partner, Anchor GP Pte. Ltd.) is the sole owner of Anchor @ 65 Pte. Ltd. Anchor GP Pte. Ltd. is a wholly-owned subsidiary of 65EP Investment IV Pte. Ltd., which is in turn a wholly-owned subsidiary of 65EP Investments Pte. Ltd. Anchor GP Pte. Ltd. has appointed 65 Equity Partners Management (Singapore) Pte. Ltd. to serve as investment manager to each of Anchor Fund @ 65 Limited Partnership and Anchor @ 65 Pte. Ltd. 65 Equity Partners Management (Singapore) Pte. Ltd. is a wholly-owned subsidiary of 65 Equity Partners Management Pte. Ltd. 65 Equity Partners Group Pte. Ltd. is the sole owner of each of 65EP Investments Pte. Ltd. and 65 Equity Partners Management Pte. Ltd. 65 Equity Partners Pte. Ltd. is the sole owner of 65 Equity Partners Group Pte. Ltd. 65 Equity Partners Pte. Ltd. is indirectly and ultimately owned by Temasek Holdings (Private) Limited (“Parent”). There are internal barriers and procedures in place between the Reporting Persons and Parent such that voting and investment power over the Shares reported herein is exercised by the Reporting Persons independently of Parent, and, accordingly, beneficial ownership of the Shares reported herein is not attributed to Parent.

CUSIP No. 90114C107	Schedule 13G	Page 13 of 16

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 90114C107	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2024

Anchor V Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

Anchor @ 65 Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

Anchor Fund @ 65 Limited Partnership

By:	Anchor GP Pte. Ltd., its general partner
By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

Anchor GP Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

65EP Investment IV Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

65EP Investments Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

CUSIP No. 90114C107	Schedule 13G	Page 15 of 16

65 Equity Partners Management (Singapore) Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

65 Equity Partners Management Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name:	Woo Tsung Yuan, Francis James
Title:	Director

65 Equity Partners Group Pte. Ltd.

By:	/s/ Woo Tsung Yuan, Francis James
Name: Woo Tsung Yuan, Francis James
Title:	Director

65 Equity Partners Pte. Ltd.

By:	/s/ Tan Chong Lee
Name:	Tan Chong Lee
Title:	Director

CUSIP No. 90114C107	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.